CH REAL ESTATE II, INC.

2851 B ½ Road

Grand Junction, Colorado 81503

January 20, 2017

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3561

Washington DC 20549

Attn: Mara L. Ransom, Assistant Director

Re:   CH Real Estate II, Inc.

Registration Statement on Form S-1, filed January 5, 2017

File No. 333-214715

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CH Real Estate II, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-214715), as amended (the “Registration Statement”), so that it may become effective at 4:30p.m. Eastern Standard Time on January 25, 2016, or as soon as practicable thereafter.

The Registrant hereby authorizes Lance Brunson of Brunson Chandler & Jones PLLC, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)                     should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)                 the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

We request that we be notified of such effectiveness by telephone to Mr. Brunson at 801-303-5737. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Brunson Chandler & Jones PLLC, 175 S. Main Street, Suite 1410, Salt Lake City, Utah 84111.

Sincerely,

CH Real Estate II, Inc.

/s/ Curt Hansen

Chief Executive Officer